UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

NOTICE TO INVESTORS

CPFL Energia S.A. (“CPFL Energia”), Companhia Paulista de Força e Luz (“CPFL Paulista”) and Companhia Piratininga de Força e Luz (“CPFL Piratininga”), in accordance with paragraph 4 of Article 157 of Law no. 6,404/76 and CVM Instruction no. 358, of January 3, 2002, and in furtherance to the publication of a Notice to Investors on September 16, 2005, inform the market that, on April 13 2006, the extraordinary general shareholders’ meeting of CPFL Paulista approved the segregation of stock participations held by CPFL Paulista (the “Corporate Reorganization”), in compliance with Law no. 10,848/04, ANEEL Authorizing Resolution no. 305/05 of September 5th 2005 and ANEEL Order no. 454, of March 8th 2006.

The Corporate Reorganization will be effected by means of a reduction in the capital stock of CPFL Paulista and the subsequent transfer to CPFL Energia — CPFL Paulista’s sole shareholder — of the assets listed below, valued at R$ 413,288,437.23 based on the statement of assets and liabilities of December 31, 2005 by Deloitte Touche Tohmatsu. No shares of CPFL Paulista will be cancelled.

The assets to be transferred from CPFL Paulista to CPFL Energia are:

(i) all issued and outstanding shares of CPFL Piratininga, in the amount of R$ 385,364,205.24;

(ii) all issued and outstanding shares of Companhia de Gás de São Paulo – COMGAS held by CPFL Paulista, equivalent to 3.08% of COMGAS’ capital stock, in the amount of R$ 27,152,007.72; and:

(iii) all issued and outstanding shares of Energias do Brasil S.A. (“Energias do Brasil”) held by CPFL Paulista, equivalent to 0.05% of Energias do Brasil’s capital stock, in the amount of R$ 772, 224.27.

With the implementation of the Corporate Reorganization, the shareholding control of CPFL Piratininga, previously held directly by CPFL Paulista and indirectly by CPFL Energia, will now be held directly by CPFL Energia.

Pursuant to the provisions of Article 174 of Law no. 6,404/76, the resolution passed by CPFL Paulista’s April 13, 2006 extraordinary general shareholders’ meeting regarding the reduction in the company’s capital stock will come into effect 60 days counted as of the publication of the minutes of that meeting.

CPFL Energia and CPFL Paulista confirm that their shareholders and the market in general will be timely informed of the implementation of the spin-off of Rio Grande Energia S.A. from CPFL Paulista to CPFL Energia, the next and last stage of the unbundling requirements provided by Law no. 10,848/04 and the ANEEL Authorizing Resolution no. 305/05.

São Paulo, April 13, 2006.

José Antonio de Almeida Filippo
Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.